

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Clay Whitehead
Chief Executive Officer
Papaya Growth Opportunity Corp. I
2201 Broadway, #750
Oakland, CA 94612

>   **Re: Papaya Growth Opportunity Corp. I**
>   **Registration Statement on Form S-1**
>   **Filed November 24, 2021**
>   **File No. 333-261317**

Dear Mr. Whitehead:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward P. Bromley III